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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2005

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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Documents Furnished By the Registrant

1. Press Release of the Registrant dated April 12, 2005

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  GRUPO IUSACELL, S.A. DE C.V.


Date: April 12, 2005                    /s/ Fernando Cabrera
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                                  Name: Fernando Cabrera
                                  Title: Attorney in fact


                                        /s/ Jose Luis Riera
                                        ---------------------------
                                  Name: Jose Luis Riera
                                  Title: Attorney in fact

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        IUSACELL RECEIVED FROM COFETEL THE RESULTS OF THE PCS FREQUENCIES

    MEXICO CITY, April 12 /PRNewswire-FirstCall/ -- Grupo Iusacell, S.A. de C.V., (BMV: CEL, NYSE: CEL), announced today that it has received from the Mexican Federal Telecommunications Commission (COFETEL) the results of the auction of several frequency bands of the radioelectric spectrum for the furnishing of fixed and mobile wireless service (PCS).

    Grupo Iusacell, through its subsidiary Iusacell PCS de Mexico, was allocated 10 MHZ in the PCS regions 2, 3, 5, 6, 7, 8 and 9.

    By obtaining these frequencies, Iusacell becomes a company with national coverage, which is the objective Iusacell has been pursuing for some time, and has secured sufficient spectrum to be able to offer more and better services to its customers in the future.

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

    Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operates.

    Legal Disclaimer

    Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SOURCE  Grupo Iusacell Celular S.A. de C.V.
    -0-                             04/12/2005
    /CONTACT: Investor Contacts - Jose Luis Riera K., Chief Financial Officer, or J. Victor Ferrer, Finance Manager, vferrer@iusacell.com.mx, both of Grupo Iusacell, S.A. de C.V., +5255-5109-5927 /
    /Web site:  http://www.iusacell.com /

_

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